FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of October, 2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                               15 Marylebone Road
                                     London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)



23 October 2003


                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE
                 THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2003


THIRD QUARTER HIGHLIGHTS

- Turnover up 14% to GBP295 million compared with Q3 2002
- Constant currency turnover growth of 6% over Q3 2002
- Corporate customer turnover up 19% to GBP177 million
- Wholesale customer turnover up 7% to GBP118 million
- Gross margin before depreciation and exceptional items improved from 31.0% to 34.5%
- EBITDA (1)  up 123% to GBP43 million
- Capital expenditure of GBP33 million
- Positive free cash flow of GBP9.1 million
- Strong liquidity position with cash and liquid resources of GBP934 million
- Three new accolades for excellent customer service
- Staff levels including temporary and contract workers reduced by 126 during the quarter to 4,353

Commenting on the results for the quarter COLT Telecom Group Chairman Barry Bateman said:

"We have continued to make progress during the seasonally weaker third quarter. Our success in what remains a difficult market, combined with the strength of the Euro, has resulted in revenue growth of 14% over the third quarter of last year.

"COLT was free cash flow positive during the quarter primarily due to improvements in working capital and the timing of cash interest payments. This quarter's performance further reinforces our confidence of reaching sustainable positive free cash flow during 2005. Capital expenditure in the quarter was GBP33 million and we now expect capital expenditure for the year to be less than the GBP170 million to GBP200 million range previously indicated.

"A strong cash position is an important competitive advantage in today's market and with cash and liquid resources of GBP934 million COLT is well positioned to continue to grow successfully and meet its customers' needs for high quality advanced services."

Steve Akin, COLT's President and Chief Executive Officer added:

"As we celebrate the tenth anniversary of providing service to our first customer, COLT is recognised as being one of Europe's best in class telecommunications service companies. Our reputation for first class customer service, our extensive product range, the benefits of our extensive pan-European network coverage and our underlying financial strength are all reflected in our third quarter performance.

"We continue to improve our position as a preferred supplier to the European corporate market with revenues from corporate customers growing by 19% compared with the third quarter of 2002.

"Improved revenue mix at both the customer and product level has contributed to the improvement in gross margin before depreciation to 34.5% from 31.0 % in the third quarter last year with EBITDA up 123% to GBP43 million.

"COLT has built its reputation on first class customer service. This continues to be recognised by our customers when for the third consecutive year COLT won the prestigious World Communication Award for Customer Care. Once again we have been named as the number one fixed telephony and internet services company in Switzerland by Bilanz magazine, a leading Swiss business publication. We have also been recognised by EA Games, the leading interactive software company, as offering the best performing hosting infrastructure for its online games in the UK.

"Among our more significant corporate customer wins during the quarter was AGA Gas. COLT is providing AGA with a 50 site IPVPN in Sweden, Denmark, Norway and Finland. In the UK COLT is providing voice and data communications services into Swiss Re's new headquarters at 30 St. Mary Axe in London. Other important new customers include the Belgian postal service, the Portugese national railway, the Portugese public television network and in the Netherlands, Tenovis, the communications facilities company.

"As well as winning new customers we are growing business with existing customers and COLT is now the majority supplier of IPVPN services to SWIFT in Europe, serving over 60% of its sites across 13 countries.

"We continue to tightly manage operating costs. SG&A costs now represent 19.9% of revenues compared with 23.5% in the third quarter of 2002. As part of the reorganisation of our business over the past year we have reduced the number of Network Operating Centres from ten to two, with one used as a back up site. To date we have also reduced our real estate requirements by 465,000 square feet as part of our longer term plan to reduce real estate requirements from a peak of
4.25 million square feet to 2.9 million square feet. We remain on track to achieve our previously announced work force reduction target of 1,400 staff with staff numbers, including temporary and contract staff, of 4,353 at the end of the third quarter. We will continue to look at ways to further improve our operating efficiency."


KEY FINANCIAL DATA                       Three months           Nine  months
                                            ended                  ended
                                         30 September           30 September
                                      ----------------------------------------
                                         2002      2003         2002      2003
                                        GBP m     GBP m        GBP m     GBP m
                                      -----------------------------------------
Turnover                                259.0     295.4        764.1     860.1

Interconnect and network costs before  (178.8)   (193.3)      (537.9)   (569.3)
exceptional items                     ----------------------------------------

Gross profit before depreciation and
exceptional items                        80.2     102.1        226.2     290.8

Gross profit before depreciation and
exceptional items %                      31.0%     34.5%        29.6%     33.8%

Network depreciation                    (57.5)    (54.0)      (161.3)   (154.0)

Exceptional cost of sales              (520.6)       --       (526.3)       --
                                      ----------------------------------------
Gross profit (loss)                    (497.9)     48.1       (461.4)    136.8
                                      ========================================
Loss for the period (before             (61.8)    (35.7)      (191.3)   (111.1)
exceptional items)                    ========================================

Loss for the period (after             (609.3)    (35.7)      (673.0)   (103.6)
exceptional items)                    ========================================
EBITDA (1)                               19.4      43.3         43.9     115.2
                                      ----------------------------------------



OPERATING STATISTICS

                                     Q3 02            Q3 03            Growth
                                   ------------------------------------------
Customers (at end of period)
North Region                         4,115            5,334               30%
Central Region                       5,173            6,466               25%
South Region                         4,877            5,605               15%
                                   ------------------------------------------
                                    14,165           17,405               23%

Customers (at end of period)
Corporate                           13,413           16,532               23%
Wholesale                              752              873               16%
                                   ------------------------------------------
                                    14,165           17,405               23%

Switched Minutes (million) (for period)
North Region                         1,234            1,519               23%
Central Region                       2,506            2,969               18%
South Region                           852            1,010               19%
                                   ------------------------------------------
                                     4,592            5,498               20%

Private Wire VGEs (000) (at end of period)
North Region                         7,724           10,125               31%
Central Region                       8,248           10,621               29%
South Region                         2,769            4,432               60%
                                   ------------------------------------------
                                    18,741           25,178               34%

Headcount (at end of period)
North Region                         1,552            1,282              -17%
Central Region                       1,699            1,461              -14%
South Region                         1,214            1,114               -8%
Group/other                            504              315              -38%
                                   ------------------------------------------
                                     4,969            4,172              -16%


North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Headcount excludes temporary and contract workers.

In previous quarters corporate customers were categorised as retail.


FINANCIAL REVIEW

Turnover

Turnover increased from GBP259.0 million and GBP764.1 million for the three and nine months ended 30 September 2002 to GBP295.4 million and GBP860.1 million for the three and nine months ended 30 September 2003, increases of GBP36.4 million and GBP96.0 million or 14.0% and 12.6% respectively. Turnover also benefited from the weakness of the British pound relative to the Euro; at constant exchange rates growth over the three and nine months ended 30 September 2002 was 6% and 5% respectively. The increase in turnover was driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by the slowdown in economic growth across Europe generally.

Turnover from corporate customers increased from GBP148.7 million and GBP428.4 million for the three and nine months ended 30 September 2002 to GBP177.2 million and GBP511.3 million for the three and nine months ended 30 September 2003, increases of 19%. Turnover from corporate customers represented 60% of total turnover in the three and nine months ended 30 September 2003 compared with 57% and 56% in the comparable periods of 2002. Switched turnover from corporate customers for the three and nine months ended 30 September 2003 was GBP85.4 million and GBP248.8 million, increases of 12% and 14% respectively. Non-switched and other turnover from corporate customers for the three and nine months ended 30 September 2003 was GBP91.7 million and GBP262.5 million, increases of 27% and 25%, respectively.

Turnover from wholesale customers increased from GBP110.3 million and GBP335.7 million for the three and nine months ended 30 September 2002 to GBP118.2 million and GBP348.7 million for the three and nine months ended 30 September 2003, increases of 7% and 4% respectively and represented 40% of total turnover compared with 43% and 44% in the comparable periods of 2002. Switched turnover from wholesale customers for the three and nine months ended 30 September 2003 was GBP91.5 million and GBP265.9 million, increases of 13% and 7% respectively. Non-switched and other turnover from wholesale customers for the three and nine months ended 30 September 2003 was GBP26.7 million and GBP82.8 million, decreases of 9% and 4% respectively.

For the three and nine months ended 30 September 2003 5.5 billion and 15.8 billion switched minutes were carried compared with 4.6 billion and 15.0 billion in the equivalent periods of 2002. Average switched revenue per minute decreased by 6% for the three months and increased by 4% for the nine months ended September 2003 compared to the equivalent periods in 2002 as a result of changes in mix.

At 30 September 2003 COLT had 25.2 million voice grade equivalent private wires in service, an increase of 34% compared to 30 September 2002. Growth in non-switched services reflected the growth in demand for local, national and international bandwidth services, partially offset by circuit cancellations. The growth in non-switched services also reflects the growing success COLT is achieving in the provision of IPVPN services.

Cost of Sales
Cost of sales, before exceptional items, increased from GBP236.4 million and GBP699.2 million for the three and nine months ended 30 September 2002 to GBP247.3 million and GBP723.3 million for the three and nine months ended 30 September 2003, increases of GBP10.9 million and GBP24.1 million or 5% and 3% respectively.

Interconnection and network costs, before exceptional items, increased from GBP178.8 million and GBP537.9 million for the three and nine months ended 30 September 2002 to GBP193.3 million and GBP569.3 million for the three and nine months ended 30 September 2003 as a result of the overall increase in business partially offset by ongoing cost containment measures.

Network depreciation decreased from GBP57.5 million and GBP161.2 million for the three and nine months ended 30 September 2002 to GBP54.0 million and GBP154.0 million for the three and nine months ended 30 September 2003. The decrease was primarily attributable to the impairment provisions recorded in September 2002, partially offset by further investment in fixed assets to support the growth in demand for services and new service developments.

For the nine months ended 30 September 2002, an exceptional charge of GBP18.3 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of GBP508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges for the three and nine months ended 30 September 2003.

Operating Expenses

Operating expenses, before exceptional items, decreased from GBP73.7 million and GBP223.0 million for the three and nine months ended 30 September 2002 to GBP68.5 million and GBP204.8 million for the comparable periods in 2003.

Selling, general and administrative (SG&A) expenses, before exceptional items, decreased from GBP60.8 million and GBP182.3 million for the three and nine months ended 30 September 2002 to GBP58.8 million and GBP175.6 million for the three and nine months ended 30 September 2003 reflecting ongoing cost containment measures. SG&A before exceptional items as a proportion of turnover in the three months ended 30 September 2003 was 19.9% compared with 23.5% in the equivalent period of 2002.
Other depreciation and amortisation decreased from GBP12.9 million and GBP40.7 million for the three and nine months ended 30 September 2002 to GBP9.8 million and GBP29.2 million in the comparable periods in 2003 reflecting the effect of the impairment provisions recorded in September 2002 and other assets being fully depreciated, partially offset by increased investment in customer service and support systems.

For the nine months ended 30 September 2002, an exceptional charge of GBP18.9 million was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002 and an impairment charge of GBP43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. There were no exceptional charges for the three and nine months ended 30 September 2003.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from GBP9.2 million and GBP29.7 million for the three and nine months ended 30 September 2002 to GBP6.0 million and GBP20.2 million for the three and nine months ended 30 September 2003 due to reduced average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP22.5 million and GBP72.7 million for the three and nine months ended 30 September 2002 to GBP22.1 million and GBP67.3 million for the equivalent periods in 2003. The decrease was due primarily to a reduction in debt levels reflecting the cumulative purchases of GBP373.8 million accreted amount of the Company's outstanding notes.

Interest payable and similar charges for the three and nine months ended 30 September 2003 included: GBP8.6 million and GBP25.8 million respectively of interest and accretion on convertible debt; GBP12.9 million and GBP39.4 respectively of interest and accretion on non-convertible debt; and GBP0.6 million and GBP2.1 million respectively of interest and unwinding of discounts on provisions. Interest payable and similar charges for the three months ended 30 September 2003 comprised GBP16.3 million and GBP5.8 million of interest and accretion respectively.

Gain on Purchase of Debt

There were no purchases of debt in the three months ended 30 September 2003. Gains arising on the purchase of debt during the nine months ended 30 September 2003 amounted to GBP7.6 million. Gains arising on the purchase of debt for the three and nine months ended September 2002 were GBP28.5 million and GBP101.7 million respectively.

Exchange Gain (Loss)

For the three and nine months ended 30 September 2003 there were exchange gains of GBP0.9 million and GBP4.1 million compared with exchange gains of GBP2.5 million and GBP9.8 million in the equivalent periods in 2002. These gains were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

Tax on Loss on Ordinary Activities

For the three and nine months ended 30 September 2002 and 2003, COLT generated losses on ordinary activities of GBP609.3 million and GBP673.0 million and GBP35.7 million and GBP103.6 million, respectively and therefore did not incur a tax obligation.

Financial Needs and Resources

The costs associated with the construction and expansion of COLT's networks, including development, installation and operating expenses have resulted in cumulative negative cash flows. COLT does not expect to achieve sustainable positive free cash flow until some time during 2005.

Net cash inflow from operating activities was GBP55.1 million and GBP112.4 million for the three and nine months ended 30 September 2002 and GBP45.3 million and GBP113.0 million for the three and nine months ended 30 September 2003. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from GBP89.3 million and GBP351.1 million in the three and nine months ended 30 September 2002 to GBP36.1 million and GBP129.6 million for the three and nine months ended 30 September 2003.

Free cash flow, the sum of net cash inflow from operating activities less net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment, improved from GBP34.2 million and GBP238.7 million in the three and nine months ended 30 September 2002 to an inflow of GBP9.1 million and an outflow of GBP16.6 million in the three and nine months ended 30 September 2003 respectively.

The decrease in net cash outflow was primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP89.9 million and GBP339.7 million for the three and nine months ended 30 September 2002 to GBP32.9 million and GBP108.3 million for the equivalent periods in 2003.

Net cash from financing improved from an outflow of GBP28.3 million and GBP97.2 million in the three and nine months ended 30 September 2002 to an inflow of GBP0.5 million and an outflow of GBP23.3 million for the three and nine months ended 30 September 2003. The improvement was primarily a result of reduced bond purchases, which decreased from GBP28.3 million and GBP97.3 million for the three and nine months ended 30 September 2002 to nil and GBP23.8 million for the equivalent periods in 2003. COLT had balances of cash and investments in liquid resources at 30 September 2003 of GBP934.4 million compared with GBP934.9 million at 31 December 2002.


                                           Consolidated Profit and Loss Account

                                              Three months ended 30 September
               ------------------------------------------------------------------------------------------
                      2002        2002        2002           2003        2003        2003        2003
                     Before                   After         Before                   After       After
                  Exceptional Exceptional Exceptional   Exceptional   Exceptional Exceptional Exceptional
                    Items       Items       Items         Items          Items       Items       Items
                   GBP'000     GBP'000     GBP'000       GBP'000        GBP'000     GBP'000      $'000
               ------------------------------------------------------------------------------------------
Turnover           259,032          --     259,032        295,368           --      295,368     490,902

Cost of sales
Interconnect and  (178,824)    (12,640)   (191,464)      (193,322)          --     (193,322)   (321,301)
network
Network            (57,511)   (508,000)   (565,511)       (53,977)          --      (53,977)    (89,709)
depreciation   ------------------------------------------------------------------------------------------
                  (236,355)   (520,640)   (756,975)      (247,299)          --     (247,299)   (411,010)
               ------------------------------------------------------------------------------------------

Gross profit        22,697    (520,640)   (497,943)        48,069           --       48,069      79,892
(loss)

Operating
expenses
Selling, general   (60,818)    (12,360)    (73,178)       (58,790)          --      (58,790)    (97,709)
and
administrative
Other              (12,889)    (43,000)    (55,889)        (9,756)          --       (9,756)    (16,215)
depreciation and
amortisation   ------------------------------------------------------------------------------------------
                   (73,707)    (55,360)   (129,067)       (68,546)          --      (68,546)   (113,924)
               ------------------------------------------------------------------------------------------

Operating loss     (51,010)   (576,000)   (627,010)       (20,477)          --      (20,477)    (34,032)

Other income
(expense)
Interest             9,182          --       9,182          6,010           --        6,010       9,988
receivable
Gain on purchase        --       28,516     28,516             --           --           --          --
of debt
Interest payable   (22,460)         --     (22,460)       (22,139)          --      (22,139)    (36,795)
and similar
charges
Exchange gain        2,459          --        2,459            880          --          880       1,462
(loss)
               ------------------------------------------------------------------------------------------
                   (10,819)     28,516      17,697        (15,249)          --      (15,249)    (25,345)
               ------------------------------------------------------------------------------------------

Profit (loss) on   (61,829)   (547,484)   (609,313)       (35,726)          --      (35,726)    (59,377)
ordinary
activities
before
taxation
Taxation                --          --          --             --           --          --          --
               ------------------------------------------------------------------------------------------

Loss for           (61,829)   (547,484)   (609,313)       (35,726)          --     (35,726)    (59,377)
period         ==========================================================================================
Basic and         GBP(0.04)   GBP(0.36)   GBP(0.40)      GBP(0.02)          --    GBP(0.02)     $(0.04)
diluted loss per
share          ==========================================================================================


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.

                                             Consolidated Profit and Loss Account

                                                Nine months ended 30 September
               ----------------------------------------------------------------------------------------------
                      2002        2002          2002           2003        2003        2003          2003
                      Before                    After         Before                   After         After
                   Exceptional Exceptional   Exceptional    Exceptional Exceptional Exceptional   Exceptional
                      Items      Items          Items         Items       Items       Items         Items
                    GBP'000     GBP'000        GBP'000       GBP'000     GBP'000     GBP'000        $'000
               ----------------------------------------------------------------------------------------------
Turnover            764,082         --       764,082        860,055          --     860,055      1,429,411

Cost of sales
Interconnect and  (537,916)    (18,320)     (556,236)      (569,265)         --    (569,265)     (946,119)
network
Network           (161,244)   (508,000)     (669,244)      (154,039)         --    (154,039)     (256,012)
depreciation   ----------------------------------------------------------------------------------------------

                  (699,160)   (526,320)   (1,225,480)      (723,304)         --    (723,304)   (1,202,131)
               ----------------------------------------------------------------------------------------------

Gross profit        64,922    (526,320)     (461,398)       136,751          --     136,751       227,280
(loss)

Operating
expenses
Selling, general  (182,280)    (18,934)     (201,214)      (175,589)         --     (175,589)     (291,829)
and
administrative
Other              (40,743)    (43,000)      (83,743)       (29,247)         --      (29,247)      (48,608)
depreciation and
amortisation   ----------------------------------------------------------------------------------------------
                  (223,023)    (61,934)     (284,957)      (204,836)         --     (204,836)     (340,437)
               ----------------------------------------------------------------------------------------------

Operating loss    (158,101)   (588,254)     (746,355)       (68,085)         --      (68,085)     (113,157)

Other income
(expense)
Interest            29,744          --        29,744          20,186         --       20,186        33,549
receivable
Gain on purchase        --      101,668      101,668              --       7,589       7,589        12,613
of debt
Interest payable   (72,706)         --       (72,706)       (67,307)          --     (67,307)     (111,864)
and similar
charges
Exchange gain        9,758       4,844        14,602          4,058           --       4,058         6,744
(loss)         ----------------------------------------------------------------------------------------------
                   (33,204)    106,512        73,308        (43,063)      7,589       (35,474)      (58,958)
               ----------------------------------------------------------------------------------------------

Profit (loss) on  (191,305)   (481,742)     (673,047)      (111,148)      7,589      (103,559)     (172,115)
ordinary
activities
before
taxation
Taxation                --          --            --             --          --            --            --
               ----------------------------------------------------------------------------------------------
Loss for          (191,305)   (481,742)     (673,047)      (111,148)       7,589    (103,559)       (172,115)
period         ==============================================================================================

Basic and         GBP(0.13)   GBP(0.32)     GBP(0.45)      GBP(0.07)     GBP0.00    GBP(0.07)        $(0.11)
diluted loss
per share      ==============================================================================================


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents. All of the Group's activities are continuing. The basis on which this information has been prepared is described in Note 1 to these financial statements.


                     Consolidated Statement of Total Recognised Gains and Losses

                 Three months ended 30 September       Nine months ended 30 September
              -------------------------------------------------------------------------
                   2002       2003        2003          2002       2003       2003
                 GBP'000    GBP'000      $'000        GBP'000    GBP'000      $'000
              -------------------------------------------------------------------------
Loss for the    (609,313)   (35,726)     (59,377)    (673,047)   (103,559)    (172,115)
period
Exchange         (25,892)     3,473        5,773       26,280      28,968       48,145
differences   -------------------------------------------------------------------------

Total           (635,205)   (32,253)     (53,604)    (646,767)    (74,591)    (123,970)
recognised
losses        =========================================================================



              Consolidated Reconciliation of Changes in Equity Shareholders' Funds

              Three months ended 30 September      Nine months ended 30 September
              -------------------------------------------------------------------------
                    2002       2003         2003         2002        2003         2003
                  GBP'000    GBP'000       $'000       GBP'000     GBP'000       $'000
              -------------------------------------------------------------------------

Loss for        (609,313)   (35,726)     (59,377)    (673,047)   (103,559)    (172,115)
period
Issue of              60        610        1,014          170         612        1,017
share
capital
Shares to be         (71)      (117)        (194)        (296)       (229)        (381)
issued
Charges               --         --           --           14          --           --
related to
share
schemes
Exchange         (25,892)     3,473        5,773       26,280      28,968       48,145
difference    -------------------------------------------------------------------------

Net changes     (635,216)   (31,760)     (52,784)    (646,879)    (74,208)    (123,334)
in equity
shareholders'
funds         -------------------------------------------------------------------------

Opening        1,612,696    912,562    1,516,677    1,624,359     955,010    1,587,227
equity
shareholders'
funds         -------------------------------------------------------------------------

Closing          977,480    880,802    1,463,893      977,480     880,802    1,463,893
equity
shareholders'
funds         -------------------------------------------------------------------------



                           Consolidated Balance Sheet



                                         At 31 December
                                               2002       At 30 September 2003
                                             GBP'000      GBP'000        $'000
                                     ------------------------------------------
Fixed assets
Intangible fixed assets (net)               10,639         9,866        16,397
Tangible fixed assets (cost)             2,695,499     2,909,095     4,834,916
Accumulated depreciation                (1,316,690)   (1,542,621)   (2,563,836)
                                     ------------------------------------------
Tangible fixed assets (net)              1,378,809     1,366,474     2,271,080
Investments in own shares                      206           204           339
                                     ------------------------------------------
Total fixed assets                       1,389,654     1,376,544     2,287,816

Current assets
Trade debtors                              189,788       200,183       332,704
Prepaid expenses and other debtors          74,606        62,870       104,490
Investments in liquid resources            889,590       880,199     1,462,891
Cash at bank and in hand                    45,292        54,205        90,089
                                     ------------------------------------------
Total current assets                     1,199,276     1,197,457     1,990,174
                                     ------------------------------------------
Total assets                             2,588,930     2,574,001     4,277,990
                                     ==========================================

Capital and reserves
Called up share capital                     37,688        37,711        62,676
Share premium                            2,314,335     2,314,792     3,847,184
Merger reserve                              27,227        27,359        45,471
Shares to be issued                            454           225           374
Profit and loss account                 (1,424,694)   (1,499,285)   (2,491,812)
                                     ------------------------------------------
Equity shareholders' funds                 955,010       880,802     1,463,893

Provisions for liabilities and              87,368        71,581       118,968
charges

Creditors
Amounts falling due within one             352,653       367,678       611,081
year
Amounts falling due after more than
one year
Convertible debt                           639,829       689,792     1,146,434
Non-convertible debt                       554,070       564,148       937,614
                                     ------------------------------------------
Total amounts falling due after more     1,193,899     1,253,940     2,084,048
than one year                        ------------------------------------------
Total creditors                          1,546,552     1,621,618     2,695,129
                                     ------------------------------------------
Total liabilities, capital and           2,588,930     2,574,001     4,277,990
reserves                             ------------------------------------------




                                Consolidated Cash Flow Statement

                Three months ended 30 September      Nine months ended 30 September
             ----------------------------------------------------------------------
                    2002       2003       2003        2002        2003        2003
                  GBP'000    GBP'000     $'000      GBP'000     GBP'000      $'000
             ----------------------------------------------------------------------

Net cash inflow   55,084     45,264     75,228     112,381     112,951     187,725
from operating
activities

Returns on
investments and
servicing of
finance
Interest           9,486      6,023     10,010      30,674      20,277      33,700
received
Interest paid,    (8,900)    (9,251)   (15,375)    (46,872)    (41,546)    (69,049)
finance costs
and similar
charges
Gain on               --         --         --       4,844          --          --
cancellation of
forward foreign
currency
contracts    ----------------------------------------------------------------------

Net cash inflow      586     (3,228)    (5,365)    (11,354)    (21,269)    (35,349)
(outflow) from
returns on
investments and
servicing of
finance

Capital
expenditure and
financial
investment
Purchase of      (89,905)   (32,909)   (54,695)   (339,722)   (108,300)   (179,995)
tangible fixed
assets       ----------------------------------------------------------------------

Net cash         (89,905)   (32,909)   (54,695)   (339,722)   (108,300)   (179,995)
outflow from
capital
expenditure and
financial
investment

Management of     78,152      3,816      6,343     337,741      46,659      77,547
liquid
resources

Financing
Issue of              --        473        786        110           474        788
ordinary
shares
Issue            (18,782)        --         --     (64,328)    (14,166)    (23,544)
(purchase) of
non-convertible
debt         ----------------------------------------------------------------------

Issue             (9,563)        --         --     (32,949)     (9,606)    (15,965)
(purchase) of
convertible
debt         ----------------------------------------------------------------------

Net cash inflow  (28,345)       473        786     (97,167)    (23,298)    (38,721)
(outflow) from
financing    ----------------------------------------------------------------------

Increase          15,572     13,416     22,297       1,879       6,743      11,207
(decrease) in
cash         ======================================================================


                            Notes to Financial Statements

1.  Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three and nine months ended 30 September 2002 and 2003 and at 31 December 2002 and 30 September 2003.

The financial statements for the three and nine months ended 30 September 2002 and 2003 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with U.K. generally accepted accounting principles. All adjustments, with the exception of the separately identified exceptional items for the three and nine months ended 30 September 2002 and 2003, were of a normal recurring nature. The Balance Sheet at 31 December 2002 has been extracted from the Group's audited statements for that period and does not constitute the Group's statutory accounts for that period.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2002.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 September 2003 and for the periods then ended at the rate of $1.6620 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.

                            Notes to Financial Statements

2.  Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Non-switched turnover in North, Central and South Regions includes managed and non-managed network services data and bandwidth services.

Wholesale turnover includes services to other telecommunications carriers, resellers and internet service providers (ISPs). Corporate turnover includes services to corporate and government accounts.

For the three months ended 30 September 2002 and 2003, turnover by region was as follows:

                                Three months ended 30 September 2002
              ----------------------------------------------------------------------
               Corporate   Wholesale        North    Central     South
                                           Region     Region    Region         Total
                GBP'000     GBP'000        GBP'000   GBP'000    GBP'000       GBP'000
              ----------------------------------------------------------------------
Switched          76,270      80,892       47,679     71,284    38,199       157,162
Non-Switched      72,375      29,284       36,320     36,527    28,812       101,659
Other                 97         114           12         95       104           211
              ----------------------------------------------------------------------
Total            148,742     110,290       84,011    107,906    67,115       259,032
              ======================================================================

                                 Three months ended 30 September 2003
              ----------------------------------------------------------------------
                                            North    Central     South
               Corporate   Wholesale       Region     Region    Region         Total
                GBP'000     GBP'000       GBP'000    GBP'000    GBP'000       GBP'000
              ----------------------------------------------------------------------

Switched          85,428      91,469       52,271     82,566    42,060       176,897
Non-Switched      91,202      26,695       41,720     41,594    34,583       117,897
Other                533          41           --        574        --           574
              ----------------------------------------------------------------------
Total            177,163     118,205       93,991    124,734    76,643       295,368
              ======================================================================


For the nine months ended 30 September 2002 and 2003, turnover by region was as follows:

                                 Nine  months ended 30 September 2002
              ----------------------------------------------------------------------
                                             North    Central      South
               Corporate   Wholesale        Region     Region     Region       Total
                GBP'000     GBP'000         GBP'000   GBP'000     GBP'000     GBP'000
             ----------------------------------------------------------------------
Switched         218,996     249,310       138,533    216,332    113,441     468,306
Non-Switched     208,464      85,781       104,594    105,331     84,320     294,245
Other                915         616            57      1,168        306       1,531
              ----------------------------------------------------------------------
Total            428,375     335,707       243,184    322,831    198,067     764,082
              ======================================================================


                                    Nine months ended 30 September 2003
              ----------------------------------------------------------------------
                                             North    Central      South
               Corporate   Wholesale        Region     Region     Region       Total
                GBP'000     GBP'000         GBP'000    GBP'000    GBP'000     GBP'000
              ----------------------------------------------------------------------
Switched         248,796     265,904       155,527    238,255    120,918     514,700
Non-Switched     261,609      82,483       123,944    120,181     99,967     344,092
Other                909         354            79        905        279       1,263
              ----------------------------------------------------------------------
Total            511,314     348,741       279,550    359,341    221,164     860,055
              ======================================================================


                            Notes to Financial Statements

3.  Profit (loss) per share

               Three months ended 30 September        Nine months ended 30 September
           -------------------------------------------------------------------------
               2002         2003         2003         2002         2003        2003
             GBP'000      GBP'000       $'000       GBP'000      GBP'000      $'000
           -------------------------------------------------------------------------

Profit     (609,313)     (35,726)     (59,377)    (673,047)    (103,559)    (172,115)
(loss)
for
period     =========================================================================

Weighted  1,507,226    1,508,037    1,508,037    1,507,138    1,507,463    1,507,463
average
of
ordinary
shares
('000)
Basic      GBP(0.40)    GBP(0.02)     $(0.04)     GBP(0.45)    GBP(0.07)      $(0.11)
and diluted
profit (loss)
per share  -------------------------------------------------------------------------



4a.   Net cash inflow from operating activities

              Three months ended 30 September   Nine months ended 30 September
           ----------------------------------------------------------------------
                   2002       2003       2003        2002       2003        2003
                 GBP'000    GBP'000     $'000      GBP'000    GBP'000      $'000
           ----------------------------------------------------------------------
Operating      (627,010)   (20,477)   (34,032)   (746,355)   (68,085)   (113,157)
loss
Depreciation,   621,400     63,733    105,924     752,987    183,286     304,620
amortisation
of fixed
assets
Exchange           (442)       (19)       (32)        520        123         205
differences
Decrease         14,485     11,206     18,624      48,860     15,020      24,964
(increase) in
debtors
Increase         26,471       (935)    (1,554)     29,977      3,325       5,526
(decrease) in
creditors
Movement in      20,180     (8,244)   (13,702)     26,392    (20,718)    (34,433)
provision for
liabilities
and charges----------------------------------------------------------------------

Net cash         55,084     45,264     75,228     112,381    112,951     187,725
inflow from
operating
activities ======================================================================


4b.  EBITDA reconciliation

                 Three months ended 30 September   Nine months ended 30 September
           ----------------------------------------------------------------------
                   2002       2003       2003       2002       2003       2003
                 GBP'000    GBP'000      $'000    GBP'000    GBP'000      $'000
           ----------------------------------------------------------------------
Net cash         55,084     45,264     75,228    112,381    112,951    187,725
inflow from
operating
activities
Adjusted for:

Exchange            442         19         32       (520)      (123)      (205)
differences

Movement in     (14,485)   (11,206)   (18,624)   (48,860)   (15,020)   (24,964)
debtors
Movement in     (26,471)       935      1,554    (29,977)    (3,325)    (5,526)
creditors  ----------------------------------------------------------------------

Total working   (40,956)   (10,271)   (17,070)   (78,837)   (18,345)   (30,490)
capital
adjustments

Movement in     (20,180)     8,244     13,702    (26,392)    20,718     34,433
provision
for
liabilities
and charges

Add back
Exceptional      12,640         --         --     18,320         --         --
interconnect
and
Network
charges
Exceptional      12,360         --         --     18,934         --         --
selling and
Administrative
charges    ----------------------------------------------------------------------

EBITDA before    19,390     43,256     71,892     43,886    115,201    191,463
exceptional
items      ======================================================================

                            Notes to Financial Statements

5.  Changes in cash and investments in liquid resources


                  Three months ended 30 September       Nine months ended 30 September
               -----------------------------------------------------------------------
                 2002        2003         2003         2002       2003         2003
                GBP'000     GBP'000      $'000       GBP'000     GBP'000       $'000
               -----------------------------------------------------------------------
Beginning of   1,058,150    920,519    1,529,903    1,304,477    934,882    1,553,774
period
Net increase     (78,152)    (3,816)      (6,343)    (337,741)   (46,659)     (77,547)
(decrease) in
investments
in liquid
resources
before
exchange
differences
Effects of       (15,761)     4,715        7,837       14,153     37,268       61,939
exchange
differences
in
investments
in liquid
resources
Net increase      15,572     13,416       22,297        1,879      6,743       11,207
(decrease) in
cash before
exchange
differences
Effects of        (1,715)      (430)        (714)      (4,674)     2,170        3,607
exchange
differences
in cash        -----------------------------------------------------------------------
End of           978,094    934,404    1,552,980      978,094    934,404    1,552,980
period         =======================================================================

6. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")


a.       Effects of conforming to U.S. GAAP - impact on net loss

                   Three months ended 30 September        Nine months ended 30 September
             ----------------------------------------------------------------------------
                   2002         2003         2003         2002         2003         2003
                 GBP'000      GBP'000        $'000      GBP'000      GBP'000        $'000
             ----------------------------------------------------------------------------
Loss for       (609,313)     (35,726)     (59,377)    (673,047)    (103,559)    (172,115)
period
Adjustments:

Deferred           (356)        (292)        (485)      (1,617)        (815)      (1,355)
compensation
(i), (ii)
Amortisation        384          544          904          873        1,612        2,679
of
intangibles
(iii)
Capitalised       1,147         (715)      (1,188)       4,726       (2,268)      (3,769)
interest,
net of
depreciation
(iv)
Profit on           262          262          435          784          783        1,301
sale of IRUs
(v)
Warrants           (154)         140          233       (1,377)         127          211
(vi)
Installation     (4,043)         773        1,285          680        2,044        3,397
revenue
(vii)
Direct costs      4,043       (1,401)      (2,329)        (680)      (2,672)      (4,441)
attributable
to
installation
revenue
(vii)
Impairment      107,200       (2,805)      (4,662)     107,200       (8,416)     (13,987)
(viii)       ----------------------------------------------------------------------------

Loss for       (500,830)     (39,220)     (65,184)    (562,458)    (113,164)    (188,079)
period under
US GAAP      ============================================================================

Weighted      1,507,226    1,508,037    1,508,037    1,507,138    1,507,463    1,507,463
average
number of
ordinary
shares
('000)       ============================================================================

Basic and      GBP(0.33)    GBP(0.03)      $(0.04)    GBP(0.37)    GBP(0.08)     $(0.12)
diluted loss
per share    ============================================================================

(i) On 3 July 2001 the Company completed the acquisition of Fitec. A total of 1,518,792 ordinary shares and 4.04 million Euros was paid at completion, with an additional 1.2 million Euros and 317,784 shares to be earned over the two year period ending June 2003, subject to certain conditions being met. The final payments were made in July 2003.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.


                            Notes to Financial Statements

Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for the three and nine months ended 30 September 2002 was GBP0.2 million and GBP1.0 million respectively and for the three and nine months ended 30 September 2003 nil and GBP0.3 million respectively.

(ii) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

During 2002 the Company adopted the provisions of EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44". In accordance with this, an employers offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and of those awards that are retained by employees because the offer is declined, variable accounting continues until the award is exercised, forfeited or expires unexercised. New awards are accounted for as variable to the extent that the previous, higher priced options are cancelled. The adoption of this guidance has not had a material effect on the compensation charge.

The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three and nine months ended 30 September 2002 was GBP0.2 million and GBP0.6 million respectively and for the three and nine months ended 30 September 2003 GBP0.3 million and GBP0.5 million respectively.

(iii) Under U.S. GAAP goodwill with indefinite useful lives is not amortised but is tested for impairment annually. Under U.K. GAAP goodwill is amortised on a straight line basis over its useful economic life.

At 30 September 2002, as set out in note (viii), the Company completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were also written off in full for U.K. GAAP purposes.

The Company had unamortised goodwill of GBP6.6 million at 1 January 2003, which is no longer amortised under U.S. GAAP but will be assessed for impairment annually. Amortisation expense related to goodwill, under U.K. GAAP, was GBP0.4 million and GBP0.9 million for the three and nine months ended 30 September 2002 respectively and GBP0.5 million and GBP1.6 million for the three and nine months ended 30 September 2003 respectively.

(iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

(v) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. The adjustment reflects the recognition of revenue previously deferred.

(vi) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value. Hence for U.K. GAAP purposes the warrants have been recognised at nil.

Under U.S. GAAP, the warrants are recorded at fair value with unrecognised gains and losses reflected in the profit and loss account.

(vii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and nine months ended 30 September 2002 and 2003, customer installation revenues together with attributable direct costs are recognised over the expected customer relationship period. The expected relationship period for wholesale customers was reduced during the three months ended 30 June 2002. At 30 September 2003, the cumulative increase in net losses under SAB 101 was GBP0.6 million, representing cumulative deferred installation revenues of GBP55.6 million and costs of GBP55.0 million.

(viii) During the quarter ended 30 September 2002, the Company recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note iii), network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. For the three and nine months ended 30 September 2003 depreciation in the amount of GBP2.8 million and GBP8.4 million respectively was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes.


b.      Effects of conforming to U.S. GAAP - impact on net equity

                                                        ----------------------
                                                          At 30 September 2003
                                                        ----------------------
                                                          GBP'000       $'000

Equity shareholders' funds for the Company                880,802    1,463,893
U.S. GAAP adjustments:
Adjustment for deferred compensation                      (10,569)     (17,565)
Unearned compensation                                      (1,708)      (2,839)
Additional paid in share capital                           12,277       20,404
Own shares held in trust (i)                                 (206)        (342)
Amortisation of intangibles                                 5,512        9,161
Warrants                                                      979        1,627
Impairment                                                 95,974      159,509
Deferred profit on IRUs                                   (17,984)     (29,889)
Capitalised interest, net of depreciation                  38,692       64,305
Deferred profit on installations                             (628)      (1,044)
                                                        ----------------------
Approximate equity shareholders' funds under U.S. GAAP  1,003,141    1,667,220
                                                        ======================

(i) Under U.K. GAAP, shares held by a QUEST, and similar employee share schemes, are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after U.K. GAAP write-offs.

c.   Effects of conforming to U.S. GAAP - stock options

At September 2003 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three and nine months ended 30 September 2003 would have been GBP43.2 million ($71.9 million) and GBP126.2 million ($209.8 million) respectively.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries:

COLT Telecom Group plc
John Doherty
Director Corporate Communications
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681




                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 23 October, 2003                               COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary